UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Jaguar Health, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

47010C706

(CUSIP Number)

February 21, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47010C706

(1)	Names of reporting persons: Joshua Mailman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 14,013*
	(6)	Shared voting power: 14,013*
	(7)	Sole dispositive power: 14,013*
	(8)	Shared dispositive power: 14,013*

(9)	Aggregate amount beneficially owned by each reporting person: 28,026*
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 1.4%
(12)	Type of reporting person (see instructions): IN

 * Reflects the 1-for-75 reverse stock split by the issuer on January 23, 2023

Item 1(a). Name of issuer:

Jaguar Health, Inc.

Item 1(b). Address of issuer’s principal executive offices:

200 Pine Street, Suite 400

San Francisco, California

Item 2(a). Name of person filing:

This Schedule 13G is being filed by Joshua Mailman (the “Reporting Person”).

Item 2(b). Address of principal business office or, if none, residence:

The principal business office of the Reporting Person is:

c/o Citron Cooperman

50 Rockefeller Plaza, 4th Floor

New York, NY 10020

Item 2(c). Citizenship:

Joshua Mailman is a United States citizen.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e). CUSIP No.:

47010C706

Item 3.

Not Applicable.

Item 4. Ownership

The ownership information in the cover page represents beneficial ownership by the Reporting Person of Common Stock of as of February 21, 2023, the date on which the Reporting Person’s beneficial ownership of Common Stock decreased by more than five percent since December 31, 2022 as reported in Amendment No. 1 to the Schedule 13G filed by the Reporting Person.

Such ownership information is based upon approximately 2,016,335 shares of Common Stock outstanding as of November 22, 2022 based upon the shares outstanding as reported by the issuer in its proxy statement filed with the Securities and Exchange Commission (the “SEC”) on November 28, 2022, as adjusted for the 1-for-75 reverse stock split by the issuer as reported in its Current Report on Form 8-K filed with the SEC on January 23, 2023.

Such ownership information includes 14,013 shares of Common Stock held by the Joshua Mailman Foundation, a Delaware corporation (the “Foundation”). The Foundation is a private charitable foundation under 501(c)(3) of the Internal Revenue Code. Mr. Mailman is the President of the Foundation and by virtue of such position may be deemed to share beneficial ownership with the Foundation. However, Mr. Mailman disclaims beneficial ownership of the shares of Common Stock held by Foundation.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2023	By:	/s/ Joshua Mailman
	Name:	Joshua Mailman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)